Filed Pursuant to Rule 433 Registration No. 333−136666 November 20, 2006 STRUCTURED EQUITY PRODUCTS Indicative Terms

New Issue
THE BEAR STEARNS COMPANIES INC.
Notes Linked to the Performance of the Russell 2000® Index

Due December [●], 2010

INVESTMENT HIGHLIGHTS

•	4 year term to maturity.
•	The Notes are not fully principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of the Principal Amount ($1,000).
•	Linked to the performance of the Russell 2000® Index.
•
If the Final Index Level is greater than the Initial Index Level, at maturity you will receive the principal amount of your Notes plus the product of the principal amount multiplied by a return equal to [100-115]% of the percentage increase in the Index.

•	If the Final Index Level is between 100% and 85% of the Initial Index Level, inclusive, at maturity you will receive the principal amount of your Notes.
•
If the Final Index Level is less than 85% of the Initial Index Level, at maturity you will receive an amount equal to the principal amount of your Notes minus 1% of the original principal amount for each percentage point that the Index has declined beyond -15%, up to a maximum loss of 85%.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

 BEAR, STEARNS & CO. INC.
STRUCTURED PRODUCTS GROUP
                  (212) 272-6928

STRUCTURED PRODUCTS GROUP

GENERAL TERMS FOR THE NOTE OFFERING

This free writing prospectus relates to the offering of Notes linked to the Russell 2000® Index (the “Index”). We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	[●]
ISSUE PRICE:	100.00% of the Principal Amount.
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter.
SELLING PERIOD ENDS:	December [●], 2006
SETTLEMENT DATE:	December [●], 2006
CALCULATION DATE:	December [●], 2010
MATURITY DATE:	December [●], 2010 (for a term of approximately 4 years)
CASH SETTLEMENT VALUE:

If, at maturity, the Index Return (as defined below) is greater than zero, then, on the Maturity Date, you will receive an amount per Note equal to 100% of the original principal amount of the Note plus the product of: (i) the original principal amount multiplied by (ii) the Index Return multiplied by (iii) the Upside Participation Rate.

If, at maturity, the Index Return is between zero and -15%, inclusive, then, on the Maturity Date, you will receive 100% of the original principal amount of the Note.

If, at maturity, the Index Return is less than -15%, then, on the Maturity Date, you will receive an amount equal to the original principal amount minus 1% of the original principal amount for each percentage point that the Index Return is less than -15%.

The Index Return is the amount expressed as a percentage, resulting from the quotient of: (i) the Final Index Level minus the Initial Index Level divided by (ii) the Initial Index Level.
The Upside Participation Rate will be between 100% and 115% and will be determined by us based on market conditions on December [●], 2006.
INITIAL INDEX LEVEL:	The closing value of the Index as determined by the Sponsor on December [●], 2006.
FINAL INDEX LEVEL:	The closing value of the Index as determined by the Sponsor on the Calculation Date.
INDEX:

The Russell 2000® Index is an index published, calculated and disseminated by the Russell Investment Group (the “Sponsor”). The Index measures the composite price performance of the stocks of 2,000 companies within the U.S. and/or its territories. The 2,000 stocks in the Index are the 2,000 smallest securities included in the Russell 3000® Index. All of the stocks in the Index are traded on the New York Stock Exchange, the American Stock Exchange LLC, or NASDAQ.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated November 17, 2006 (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated November 17, 2006: http://www.sec.gov/Archives/edgar/data/777001/000114420406048734/v058315_424b5.htm

•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE CASH SETTLEMENT VALUE TABLE

The following is an illustrative table demonstrating the hypothetical Cash Settlement Value of a Note based on the assumptions listed below. Actual returns may be different.

ASSUMPTIONS:
•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
•	The Initial Index Level is equal to 769.15.
•	The Upside Participation Rate is 100%.
•	All returns are based on a 4-year term; pre-tax basis.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.

Initial Index Level	Final Index Level	Index Return	Cash Settlement Value Per Note	Return if Held to Maturity	Initial Index Level	Final Index Level	Index Return	Cash Settlement Value Per Note	Return if Held to Maturity
769.15	1,538.30	100%	$2,000	100.00%	769.15	730.69	-5%	$1,000	0.00%
769.15	1,499.84	95%	$1,950	95.00%	769.15	692.24	-10%	$1,000	0.00%
769.15	1,461.39	90%	$1,900	90.00%	769.15	653.78	-15%	$1,000	0.00%
769.15	1,422.93	85%	$1,850	85.00%	769.15	615.32	-20%	$950	-5.00%
769.15	1,384.47	80%	$1,800	80.00%	769.15	576.86	-25%	$900	-10.00%
769.15	1,346.01	75%	$1,750	75.00%	769.15	538.41	-30%	$850	-15.00%
769.15	1,307.56	70%	$1,700	70.00%	769.15	499.95	-35%	$800	-20.00%
769.15	1,269.10	65%	$1,650	65.00%	769.15	461.49	-40%	$750	-25.00%
769.15	1,230.64	60%	$1,600	60.00%	769.15	423.03	-45%	$700	-30.00%
769.15	1,192.18	55%	$1,550	55.00%	769.15	384.58	-50%	$650	-35.00%
769.15	1,153.73	50%	$1,500	50.00%	769.15	346.12	-55%	$600	-40.00%
769.15	1,115.27	45%	$1,450	45.00%	769.15	307.66	-60%	$550	-45.00%
769.15	1,076.81	40%	$1,400	40.00%	769.15	269.20	-65%	$500	-50.00%
769.15	1,038.35	35%	$1,350	35.00%	769.15	230.75	-70%	$450	-55.00%
769.15	999.90	30%	$1,300	30.00%	769.15	192.29	-75%	$400	-60.00%
769.15	961.44	25%	$1,250	25.00%	769.15	153.83	-80%	$350	-65.00%
769.15	922.98	20%	$1,200	20.00%	769.15	115.37	-85%	$300	-70.00%
769.15	884.52	15%	$1,150	15.00%	769.15	76.92	-90%	$250	-75.00%
769.15	846.07	10%	$1,100	10.00%	769.15	38.46	-95%	$200	-80.00%
769.15	807.61	5%	$1,050	5.00%	769.15	0.00	-100%	$150	-85.00%
769.15	769.15	0%	$1,000	0.00%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

The following table sets forth the month-end Index Levels from January 31, 2001 through October 31, 2006. We obtained the Index Levels listed below from public sources and believe such information to be accurate.

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the Index Level during any period shown in the following table is not an indication that the Index Level is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index Level during any period shown in the following table is not an indication of the future performance of the Index. The results shown should not be considered as a representation of the income, yield or capital gain or loss that may be generated by the Index in the future. The actual performance of the Index over the life of the Notes may bear little relation to the historical terms shown below.
	2001	2002	2003	2004	2005	2006
January	508.34	483.10	372.17	580.76	624.02	733.20
February	474.37	469.36	360.52	585.56	634.06	730.64
March	450.53	506.46	364.54	590.31	615.07	765.14
April	485.32	510.67	398.68	559.80	579.38	764.54
May	496.50	487.47	441.00	568.28	616.71	721.01
June	512.80	462.65	448.37	591.52	639.66	724.67
July	484.78	392.42	476.02	551.29	679.75	700.56
August	468.56	390.96	497.42	547.93	666.51	720.53
September	404.87	362.27	487.68	572.94	667.80	725.59
October	428.17	373.50	528.22	583.79	646.61	766.84
November	460.78	406.36	546.51	633.77	677.29	-
December	488.50	383.09	556.91	651.57	673.22	-

SELECTED RISK CONSIDERATIONS

•
Suitability of Notes for Investment - A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•

Possible Loss of Principal - The Notes are not fully principal protected. If the Final Index Level is less than 85% of the Initial Index Level at maturity, you will receive less, and possibly up to 85% less, than the original public offering price of $1,000 per Note. In this case, you will lose 1% of the original principal amount for each percentage point that the Index Return is below -15%. Accordingly, you may lose up to 85% of your initial investment in the Notes.

•

Secondary Market - Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

•

No current income — We will not pay any interest on the Notes. The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

•

No dividend or other payments — You will not receive any dividend payments or other distributions on the stocks underlying the Index, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•

Equity market risks — We expect that the Index Level will fluctuate in accordance with changes in the financial condition of the companies issuing the stocks comprising the Index, the value of the underlying stocks comprising the Index generally and other factors. The Index is susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the underlying stocks comprising the Index change. Investor perceptions regarding the companies issuing the stocks comprising the Index are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The Index Level may be expected to fluctuate until the Maturity Date.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

•
Taxes - The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled forward contracts linked to the value of the Index and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled forward contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes).

LICENSE AGREEMENT

We have entered into a non-exclusive license agreement with the Sponsor providing for the license to us, in exchange for a fee, of the right to use the Index, which is owned and published by the Sponsor, in connection with certain securities, including the Notes.

The license agreement between the Sponsor and us provides that the following language must be set forth in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by the Sponsor. The Sponsor makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The Sponsor’s only relationship to us is the licensing of certain trademarks, trade names and service marks of the Sponsor and of the Index, which is determined, composed and calculated by the Sponsor without regard to us or the Notes. The Sponsor has no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing, or calculating the Index. The Sponsor is not responsible for and has not participated in the determination of the timing of, prices at which Notes are sold, or quantities of the Notes to be issued or in the determination or calculation of the amount payable at maturity. The Sponsor has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

The Sponsor does not guarantee the accuracy and/or the completeness of the Index or any data included therein and the Sponsor shall have no liability for any errors, omissions, or interruptions therein. The Sponsor makes no warranty, express or implied, as to results to be obtained by us, owners of the Notes, or any other person or entity from the use of the Index or any data included therein. The Sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the Sponsor have any liability for any lost profits or indirect, punitive, special, or consequential damages or losses, even if notified of the possibility thereof. There are no third party beneficiaries or any agreements or arrangements between the Sponsor and us.”

All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the Sponsor. None of us, Bear Stearns or the Trustee assumes any responsibility for the accuracy or completeness of such information.

BEAR, STEARNS & CO. INC.